SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)

Of The Securities Exchange Act Of 1934

Metro-Goldwyn-Mayer Inc.

(Name of Subject Company (Issuer))

Metro-Goldwyn-Mayer Inc.

(Name of Filing Persons (Offeror))

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

591610100

(CUSIP Number of Class of Securities)

Jay Rakow, Esq.

Senior Executive Vice President and General Counsel

Metro-Goldwyn-Mayer Inc.

10250 Constellation Boulevard

Los Angeles, CA 90067

(310) 449-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Bidder)

Copy to:

Janet S. McCloud, Esq.	Charles M. Nathan, Esq.
Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro LLP	Latham & Watkins LLP
10250 Constellation Boulevard, 19th Floor	885 Third Avenue
Los Angeles, CA 90067	New York, New York 10022-4864
(310) 553-3000	(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$180,000,000	$14,562**

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $18.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals $80.90 per million of the aggregate amount of the cash offered by Metro-Goldwyn-Mayer Inc.
☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,562	Filing Party: Metro-Goldwyn-Mayer Inc.
Form or Registration No.: Schedule TO	Date Filed: December 4, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on December 4, 2003, and amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 16, 2003 (collectively, the “Schedule TO”) by Metro-Goldwyn-Mayer Inc., a Delaware corporation (the “Company”), relating to a tender offer by the Company for up to 10,000,000 shares of the Company’s common stock, par value $0.01 per share, at a price not greater than $18.00 nor less than $16.25 per share, net to the seller in cash. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 2003 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment is filed to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 4 and 8.

Items 4 and 8 of the Schedule TO are hereby amended and supplemented by adding the following information:

The tender offer expired at 5:00 p.m., New York City time, on Thursday, January 15, 2004. Based on a preliminary count by the depositary for the tender offer, 16,531,474 shares of the Company’s common stock were properly tendered and not withdrawn at prices at or below $17.00 per share, including 5,374,361 shares that were tendered through notice of guaranteed delivery. The Company expects to purchase 10,000,000 shares, and the Company expects to have 235,021,857 shares of common stock outstanding after giving effect to the tender offer.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

On January 16, 2004, the Company issued a press release announcing the preliminary results of the tender offer, which expired on January 15, 2004. A copy of this press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

(a) (5) (F)	Press Release, dated January 16, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2004

METRO-GOLDWYN-MAYER INC.

By:	/s/ WILLIAM A. JONES

Name: William A. Jones Title: Senior Executive Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 4, 2003.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 4, 2003.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 4, 2003.*

(a)(5)(B)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(C)	Press Release dated December 4, 2003.*

(a)(5)(D)	Letter to Shareholders from the Chief Executive Officer of the Company, dated December 4, 2003.*

(a)(5)(E)	Form of Election for participants in the Company Stock Fund under the MGM Savings Plan.*

(a)(5)(F)	Press Release, dated January 16, 2004.**

(b)(1)	Third Amended and Restated Credit Agreement, dated as of June 11, 2002, among Metro-Goldwyn-Mayer Studios Inc., Orion Pictures Corporation, Bank of America, N.A., as administrative agent, certain lenders and certain L/C issuers, filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2002 (SEC File No. 001-13481).

(d)(1)	Form of Amended and Restated Shareholders Agreement dated as of August 4, 1997, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-35411).

(d)(2)	Employment Agreement of Alex Yemenidjian dated as of April 28, 1999, filed as an exhibit to the Company’s Registration Statement on Form S-3 (SEC File No. 333-82775).

(d)(3)	Amendment to Employment Agreement of Alex Yemenidjian dated March 25, 2002, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 001-13481).

(d)(4)	Employment Agreement of Christopher J. McGurk dated as of April 28, 1999, filed as an exhibit to the Company’s Registration Statement on Form S-3 (SEC File No. 333-82775).

(d)(5)	Letter Agreement between the Company and Christopher J. McGurk dated April 28, 1999, filed as an exhibit to the Company’s Registration Statement on Form S-3 (SEC File No. 333-82775).

(d)(6)	Amendment to Employment Agreement of Christopher J. McGurk dated March 25, 2002, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 001-13481).

(d)(7)	Employment Agreement of William A. Jones dated as of October 10, 1996, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-35411).

(d)(8)	Amendment to Employment Agreement of William A. Jones dated as of July 16, 1999, filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 001-13481).

(d)(9)	Employment Agreement of William A. Jones dated as of October 10, 2003.*

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Exhibit No.	Description

(d)(10)	Employment Agreement of Jay Rakow dated as of August 7, 2000, filed as an exhibit to the Company’s Form 10-Q for the quarter ended September 30, 2000 (SEC File No. 001-13481).

(d)(11)	Addendum to Employment Agreement of Jay Rakow dated as of August 7, 2000, filed as an exhibit to the Company’s Form 10-Q for the quarter ended September 30, 2000 (SEC File No. 001-13481).

(d)(12)	Employment Agreement of Jay Rakow dated as of March 15, 2003, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2003 (SEC File No. 001-13481).

(d)(13)	Employment Agreement of Daniel J. Taylor dated as of August 1, 1997, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-60723).

(d)(14)	Amendment to Employment Agreement of Daniel J. Taylor dated as of June 15, 1998, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-60723).

(d)(15)	Amendment to Employment Agreement of Daniel J. Taylor dated as of November 1, 2000, filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 001-13481).

(d)(16)	Employment Agreement of Daniel J. Taylor dated as of March 15, 2003, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2003 (SEC File No. 001-13481).

(d)(17)	1998 Non-Employee Director Stock Plan, filed as an exhibit to the Company’s Form S-8 (File No. 333-52953).

(d)(18)	Amended and Restated 1996 Stock Incentive Plan dated as of November 11, 1997 and form of related Stock Option Agreement, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-35411).

(d)(19)	Amendment No. 1 to Amended and Restated 1996 Stock Incentive Plan, filed as an exhibit to the Company’s Registration on Form S-8 (File No. 333-83823).

(d)(20)	Form of Director Stock Option Agreement Pursuant to the Amended and Restated 1996 Stock Incentive Plan, filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2001 (File No. 001-13481).

(d)(21)	Senior Management Bonus Plan dated as of November 11, 1997 and form of related Bonus Interest Agreement, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (File No. 333-35411).

(d)(22)	Bonus Interest Amendment, filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 1998 (File No. 001-13481).

(d)(23)	Form of 2000 Employee Incentive Plan, filed as an appendix to the Company’s Proxy Statement for the annual meeting held on May 4, 2000.

(d)(24)	Bonus Payment Agreement dated as of October 23, 2001, entered into by the Company, Metro-Goldwyn-Mayer Studios Inc., a Delaware corporation, and William A. Jones, filed as an exhibit to the Company’s Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2001 (File No. 001-13481).

(d)(25)	Bonus Payment Agreement dated as of November 21, 2001, entered into by Frank G. Mancuso and Metro-Goldwyn-Mayer Studios Inc., a Delaware corporation, filed as an exhibit to the Company’s Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2001 (File No. 001-13481).

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Exhibit No.	Description

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with Schedule TO on December 4, 2003
**	Filed herewith

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